SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Taomee Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

G8673T 108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Person Roc Yunpeng Cheng
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐	(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		5

Sole Voting Power
72,892,593 ordinary shares. (1)

Charming China Limited may also be deemed to have sole voting power with respect to 71,392,593 ordinary shares, including 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 American Depositary Shares, each representing 20 ordinary shares (“ADSs”). See Item 4.

		6	Shared Voting Power 0
7

Sole Dispositive Power
72,892,593 ordinary shares. (1)

Charming China Limited may also be deemed to have sole dispositive power with respect to 71,392,593 ordinary shares, including 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,892,593 ordinary shares.
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 9.49% (2)
12	Type of Reporting Person* IN

(1) Including 1) 13 ordinary shares directly held by Charming China Limited, 2) 71,392,580 ordinary shares, represented by 3,569,629 ADSs directly held by Charming China Limited, and 3) 1,500,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2012.

(2) Based on the 766,282,380 ordinary shares outstanding as of December 31, 2012 and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2012.

1	Name of Reporting Person Charming China Limited I.R.S. Identification No. of Above Persons (Entities Only) N/A
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐	(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5

Sole Voting Power
71,392,593 ordinary shares, including 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs.

Roc Yunpeng Cheng may also be deemed to have sole voting power with respect to the above shares. See Item 4.

		6	Shared Voting Power 0
7

Sole Dispositive Power
71,392,593 ordinary shares, including 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs.

Roc Yunpeng Cheng may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,392,593 ordinary shares.
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 9.32% (1)
12	Type of Reporting Person* CO

(1) Based on the 766,282,380 ordinary shares outstanding as of December 31, 2012.

Item 1(a).	Name of Issuer: Taomee Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233 People’s Republic of China

Item 2(a).	Name of Person Filing: Roc Yunpeng Cheng Charming China Limited

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Roc Yunpeng Cheng:

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

Charming China Limited:

Trinity Chambers, P.O. Box 4301

Road Town, Tortola

British Virgin Islands.

Item 2(c)	Citizenship: Roc Yunpeng Cheng – People’s Republic of China Charming China Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities: Ordinary shares, par value US$0.00002 per share

Item 2(e).	CUSIP Number: G8673T 108

Item 3.	Not Applicable

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the Reporting Persons is provided as of December 31, 2012:

	Reporting Persons	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
	Roc Yunpeng Cheng	72,892,593	9.49%	72,892,593	0	72,892,593	0
	Charming China Limited	71,392,593	9.32%	71,392,593	0	71,392,593	0

Charming China Limited, a British Virgin Islands company, is the record owner of 71,392,593 ordinary shares, including 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs of the Issuer. Mr. Roc Yunpeng Cheng is the sole owner of Charming China Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Cheng may be deemed to beneficially own all of the shares held by Charming China Limited.

Mr. Roc Yunpeng Cheng also holds 1,500,000 ordinary shares issuable upon exercise of options within 60 days after December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013

Roc Yunpeng Cheng

	By:	/s/ Roc Yunpeng Cheng
Name: Roc Yunpeng Cheng

Charming China Limited

	By:	/s/ Roc Yunpeng Cheng
Name: Roc Yunpeng Cheng
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement